BOFA SECURITIES EUROPE SA

INDEPENDENT LIMITED ASSURANCE REPORT OVER BOFA SECURITIES EUROPE SA'S EXEMPTION REPORT REQUIRED BY SEC RULE 18A-7 PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") (17 CFR § 240.18A-7)

PricewaterhouseCoopers Audit
63 rue de Villiers
92208 Neuilly-sur-Seine Cedex

BDO Paris
43-47 avenue de la Grande Armée
75116 Paris

INDEPENDENT LIMITED ASSURANCE REPORT OVER BOFA SECURITIES EUROPE SA'S EXEMPTION REPORT REQUIRED BY SEC RULE 18A-7 PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") (17 CFR § 240.18A-7)

To the Management of BofA Securities Europe SA,

This report has been prepared in accordance with the terms of our engagement contract dated 6 February 2026 (the "Agreement"), whereby we have been engaged to issue an independent limited assurance report (the "Report") in respect of BofA Securities Europe (the "Company") management's assertions disclosed in the Exemption Report attached (the "Subject Matter Information"), to claim an exemption from SEC Rule 18a-4 under the provisions of 18a-4 (f), throughout the period 1 January 2025 to 31 December 2025.

Management responsibility

The Management of the Company is responsible for the Exemption Report and in particular their assertions that 1) the Company claimed an exemption from 17 C.F.R.§ 240.18a-4 under the provision of 17 C.F.R. § 240.18a-4(f), and (2) the Company met the conditions described within the Assertions column of Appendix A to the Exemption Report throughout the period 1 January 2025 to 31 December 2025.

Auditor's responsibility

Our responsibility is to express an independent conclusion about the Subject Matter Information based on the procedures we have performed and the evidence we have obtained.

We conducted our work in accordance with the International Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements other than Audits or Reviews of Historical Financial Information" (ISAE 3000), issued by the International Auditing and Assurance Standards Board.

As part of this standard, we are responsible for:
- planning and performing the engagement to obtain limited assurance about whether any material modifications should be made to management's assertions in order for them to be fairly stated;
- forming an independent conclusion, based on the procedures we have performed and the evidence we have obtained; and
- reporting our conclusion to the Management of the Company on their management assertions based upon our review.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement, in relation to both the risk assessment procedures, including the understanding of internal control, and the procedures performed in response to the assessed risk. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable engagement been performed.

The scope of our work comprised the following procedures:

- Obtaining an understanding of management's assertions, the exemption provisions under which management asserts its exemption and the identified exceptions to the exemption provisions.
- Performing inquiries and other review procedures; and
- Evaluating whether the evidence indicates that there should be modifications to management's assertions based on the results of the procedures performed.

The scope of our work is limited to assurance over the Subject Matter Information, for the period 1 January 2025 to 31 December 2025. Our assurance does not extend to information in respect of earlier periods or to any other information included in the Report.

Our independence and quality control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants established by the International Ethics Standards Board for Accountants (IESBA). This is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firms apply International Standard on Quality Control 1 and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our conclusion

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that any material modifications should be made to management's assertions in Appendix A of the Exemption Report for the period 1 January 2025 to 31 December 2025 for them to be fairly stated.

Other matter – restriction on use and distribution of our report

This report, including our conclusions, has been prepared solely for the Management of the Company in accordance with the agreement between us, as required by Rule 18a-7 9 (c) (1) (i) (C) and for the information and use of the Securities and Exchange Commission, in its capacity as regulator. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Management and the Company for our work or this report except where terms are expressly agreed between us in writing.

Neuilly-sur-Seine and Paris, May 28th, 2026,





Pierre Clavié

PricewaterhouseCoopers Audit
Pierre Clavié
Partner

BDO Paris
Vincent Génibrel
Partner



BofA Securities Europe SA
51 rue La Boétie, 75008 Paris
RCS Paris 842 602 690 – No TVA Intracommunautaire FR 13 842 602 690
APE 66.12Z

BofA Securities Europe SA's Exemption Report

BofA Securities Europe SA (the "Company") is a conditionally registered security-based swap dealer subject to Rule 18a-7 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.18a-7, "Reports to be made by certain security-based swap dealers and major security-based swap participants"). This Exemption Report was prepared as required by 17 C.F.R. § 240.18a-7(c)(4). The Company claimed an exemption from 17 C.F.R. § 240.18a-4 under the provision of 17 C.F.R. § 240.18a-4(f).

To the best of its knowledge and belief, the Company asserts the following:

The Company met the conditions described within the Assertions column of Appendix A throughout the period 1 January 2025 to 31 December 2025 without exception.

I, Jana Waehrisch, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: BofA Securities Europe SA Chief Financial Officer

For and on behalf of: BofA Securities Europe SA

Date: 28ᵗʰ May 2026



Appendix A

Rule Reference	Assertions
17 CFR § 240.18a-4(f)(1)	1. The security-based swap dealer does not: **(i)** Effect transactions in cleared security-based swaps for or on behalf of another person; **(ii)** Have any open transactions in cleared security-based swaps executed for or on behalf of another person; and **(iii)** Hold or control any money, securities, or other property to margin, guarantee, or secure a cleared security-based swap transaction executed for or on behalf of another person (including money, securities, or other property accruing to another person as a result of a cleared security-based swap transaction);
17 CFR § 240.18a-4(f)(2)	2. The security-based swap dealer provided written notice to a duly authorized individual prior to the execution of the first non-cleared security-based swap transaction with each counterparty; and
17 CFR § 240.18a-4(f)(3)	3. The security-based swap dealer disclosed in writing to each counterparty before engaging in the first non-cleared security-based swap transaction with that counterparty that: a. any margin collateral received and held by the security-based swap dealer will not be subject to a segregation requirement and b. how a claim of a counterparty for the collateral would be treated in a bankruptcy or other formal liquidation proceeding of the security-based swap dealer.